FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit 1    Publication of Prospectus dated 31 August 2011
Exhibit 2    Sale of Hilton Glasgow Grosvenor Hotel dated 07 September 2011
Exhibit 3    Director/PDMR Shareholding dated 08 September 2011
Exhibit 4    Supplementary Prospectus dated 09 September 2011
Exhibit 5     Barclays Capital Global Financials Conference dated 12 September 2011
Exhibit 6    Publication of Supplementary Prospectus dated 15 September 2011
Exhibit 7    Director/PDMR Sahreholding dated 19 September 2011
Exhibit 8    Director/PDMR Shareholding dated 20 September 2011
Exhibit 9    Publication of Prospectus dated 21 September 2011
Exhibit 10      Director/PDMR Shareholding dated 22 September 2011
Exhibit 11   Sale of Hilton Glasgow City Hotel

Exhibit 1

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc $35,000,000,000  Medium Term Note Programme dated 31 August 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3705N_-2011-8-31.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2

The Royal Bank of Scotland Group plc - Sale of Hilton Glasgow Grosvenor Hotel

RBS sells Hilton Glasgow Grosvenor Hotel to private investor

The Royal Bank of Scotland Group plc ("RBS") today announced the sale of the Hilton Glasgow Grosvenor to a private investor for £9.45 million in cash.

This shows continued progress with the sale of the hotel portfolio in its Non-Core Division and the asset reduction element of its Strategic Plan.

The Non-Core Division has sold 10 of 11 hotels in the RBS Hilton portfolio so far. As at June 2011, RBS has reduced assets by £145 billion since the Non-Core Division's inception in 2009.

For further information:

Investor Relations
Alexander Holcroft
+44 207 672 1982
+44 7775 014 194

Media Relations
RBS UK Press Office
+44 131 523 4205

Exhibit 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

563

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000009%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.22190

14. Date and place of transaction

7 September 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

241,788 shares     0.00041%

16. Date issuer informed of transaction

7 September 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

8 September 2011

Exhibit 4

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc $35,000,000,000 Medium Term Note Programme dated 9 September 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0077O_-2011-9-9.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 5

The Royal Bank of Scotland Group plc (RBS) - Barclays Capital Global Financials Conference

Bruce Van Saun, Group Finance Director, will present at the Barclays Capital Global Financials Conference in New York on Monday 12th September 2011 at 9.45am (EST).  The slides will be available on our website www.rbs.com/ir shortly before the presentation commences.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 15 September 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3206O_-2011-9-15.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

John Patrick Hourican

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Patrick Hourican - Computershare Nominee Account

8. State the nature of the transaction

Sale of 1,123,348 ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

1,123,348

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0019%

13. Price per share or value of transaction

£0.2425

14. Date and place of transaction

16 September 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,063      0.00002%

16. Date issuer informed of transaction

16 September 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

19 September 2011

Exhibit 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Ron Teerlink

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
-

8 State the nature of the transaction
-

9. Number of shares, debentures or financial instruments relating to shares acquired
-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
-

14. Date and place of transaction
-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

19 September 2011

18. Period during which or date on which it can be exercised

18 October 2011 to 18 October 2018

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

Sharesave Option grant over 20,276 ordinary shares of 25p under The Royal Bank of Scotland Group plc, 2007 Sharesave Plan.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£0.2333

22. Total number of shares or debentures over which options held following notification

20,276

23. Any additional information

Cancellation of 2009 Sharesave Savings Plan - 45,592 shares

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

20 September 2011

Exhibit 9

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc $35,000,000,000 Medium Term Note Programme dated 21 September 2011

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6801O_-2011-9-21.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Brian Charles Hartzer

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Brian Charles Hartzer - Computershare Nominee Account

8. State the nature of the transaction

Sale of 264,317 ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

264,317

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0004%

13. Price per share or value of transaction

£0.2281

14. Date and place of transaction

21 September 2011

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

21 September 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

22 September 2011

Exhibit 11

The Royal Bank of Scotland Group plc - Sale of Hilton Glasgow City Hotel

RBS sells Glasgow City Hilton Hotel to Topland Group

The Royal Bank of Scotland Group plc ("RBS") announces today the sale of the Hilton Glasgow City hotel to Topland Group for £35.7 million in cash. This marks the completion of the sale of all 11 hotels in the Bank's Hilton portfolio in its Non-Core Division and shows the continued progress it is making in the asset reduction element of its strategic plan.

As at June 2011, RBS has reduced its Non-Core assets by £145bn since the Non-Core Division's inception in 2009.

Investor Relations
Alexander Holcroft
+44 207 672 1982
+44 7775 014 194

Media Relations
RBS UK Press Office
+44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   30 September 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary